SPUR VENTURES INC.
1212-1130 West Pender Street
Vancouver, BC V6E 4A4
Tel: 604-689-5564
Fax: 604-609-9836

NEWS RELEASE

July 31, 2003	SYMBOL: SVU

PRIVATE PLACEMENT

The company has now closed its recently announced private placement of 300,000 units of the Company at the price of $1.00 per unit, each unit consisting of one common share and one nontransferable warrant, each warrant entitling the holder to purchase one additional share of the Company at a price of $1.10 per share until July 31, 2005. The shares, warrants and any shares issued upon exercise of the warrants are subject to a hold period and may not be traded in British Columbia until December 1, 2003 except as permitted by the Securities Act and the Rules made thereunder and the TSX Venture Exchange.

   Robert G. Atkinson
ROBERT G. ATKINSON
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.